UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CHESAPEAKE MIDSTREAM PARTNERS, L.P.

(Name of issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of class of securities)

16524K 108

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 16524K 108	Page 2 of 12 Pages

(1)	Names of reporting persons Global Infrastructure Investors, Limited I.R.S. Identification Number of the Above Person (entities only): 98-0517418
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Guernsey, Channel Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 45,035,064(1)(2)
(7) Sole dispositive power 0
(8) Shared dispositive power 45,035,064(1)(2)
(9)	Aggregate amount beneficially owned by each reporting person 45,035,064(1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9)(3) 30.4%(2)
(12)	Type of reporting person (see instructions) HC; CO

(1)

Includes 34,538,061 subordinated units representing limited partner interests (“Subordinated Units”) in Chesapeake Midstream Partners, L.P. (the “Partnership”), which may be converted into common units representing limited partner interests in the Partnership (“Common Units”) on a one-for-one basis after the expiration of the subordination period (as defined in the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Partnership, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(2)

On February 7, 2012, the Reporting Persons sold 10,497,003 Common Units in an underwritten public offering. As of the date of filing of this Schedule 13G, this Reporting Person shared voting and dispositive power with respect to 34,538,061 Subordinated Units and beneficially owned 34,538,061 Subordinated Units representing 23.3% of the class, based on 78,899,650 Common Units and 69,076,122 Subordinated Units outstanding on February 7, 2012.

(3)	Based on 78,876,643 Common Units and 69,076,122 Subordinated Units, pursuant to pursuant to Rule 13(d)(1)(i) promulgated under the Exchange Act, outstanding on December 31, 2011.

SCHEDULE 13G

CUSIP No. 16524K 108	Page 3 of 12 Pages

(1)	Names of reporting persons Global Infrastructure Management, LLC I.R.S. Identification Number of the Above Person (entities only): 20-5504170
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware, USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 45,035,064(1)(2)
(7) Sole dispositive power 0
(8) Shared dispositive power 45,035,064(1)(2)
(9)	Aggregate amount beneficially owned by each reporting person 45,035,064(1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9)(3) 30.4%(2)
(12)	Type of reporting person (see instructions) HC; OO(4)

(1)

Includes 34,538,061 Subordinated Units, which may be converted into Common Units on a one-for-one basis after the expiration of the subordination period (as defined in the Partnership Agreement, which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Partnership, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) promulgated under the Exchange Act.

(2)

On February 7, 2012, the Reporting Persons sold 10,497,003 Common Units in an underwritten public offering. As of the date of filing of this Schedule 13G, this Reporting Person shared voting and dispositive power with respect to 34,538,061 Subordinated Units and beneficially owned 34,538,061 Subordinated Units representing 23.3% of the class, based on 78,899,650 Common Units and 69,076,122 Subordinated Units outstanding on February 7, 2012.

(3)	Based on 78,876,643 Common Units and 69,076,122 Subordinated Units, pursuant to pursuant to Rule 13(d)(1)(i) promulgated under the Exchange Act, outstanding on December 31, 2011.
(4)	Limited liability company.

SCHEDULE 13G

CUSIP No. 16524K 108	Page 4 of 12 Pages

(1)	Names of reporting persons Global Infrastructure GP, L.P. I.R.S. Identification Number of the Above Person (entities only): 98-0517419
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Guernsey, Channel Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 45,035,064(1)(2)
(7) Sole dispositive power 0
(8) Shared dispositive power 45,035,064(1)(2)
(9)	Aggregate amount beneficially owned by each reporting person 45,035,064(1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9)(3) 30.4%(2)
(12)	Type of reporting person (see instructions) HC; PN

(1)

Includes 34,538,061 Subordinated Units, which may be converted into Common Units on a one-for-one basis after the expiration of the subordination period (as defined in the Partnership Agreement, which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Partnership, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) promulgated under the Exchange Act.

(2)

On February 7, 2012, the Reporting Persons sold 10,497,003 Common Units in an underwritten public offering. As of the date of filing of this Schedule 13G, this Reporting Person shared voting and dispositive power with respect to 34,538,061 Subordinated Units and beneficially owned 34,538,061 Subordinated Units representing 23.3% of the class, based on 78,899,650 Common Units and 69,076,122 Subordinated Units outstanding on February 7, 2012.

(3)	Based on 78,876,643 Common Units and 69,076,122 Subordinated Units, pursuant to pursuant to Rule 13(d)(1)(i) promulgated under the Exchange Act, outstanding on December 31, 2011.

SCHEDULE 13G

CUSIP No. 16524K 108	Page 5 of 12 Pages

(1)	Names of reporting persons GIP-A Holding (CHK), L.P. I.R.S. Identification Number of the Above Person (entities only): 27-0920297
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware, USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 16,241,618(1)(2)
(7) Sole dispositive power 0
(8) Shared dispositive power 16,241,618(1)(2)
(9)	Aggregate amount beneficially owned by each reporting person 16,241,618(1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9)(3) 11.0%(2)
(12)	Type of reporting person (see instructions) HC; PN

(1)

Includes 12,455,939 Subordinated Units, which may be converted into Common Units on a one-for-one basis after the expiration of the subordination period (as defined in the Partnership Agreement, which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Partnership, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) promulgated under the Exchange Act.

(2)

On February 7, 2012, the Reporting Persons sold 10,497,003 Common Units in an underwritten public offering. As of the date of filing of this Schedule 13G, this Reporting Person shared voting and dispositive power with respect to 12,455,939 Subordinated Units and beneficially owned 12,455,939 Subordinated Units representing 8.4% of the class, based on 78,899,650 Common Units and 69,076,122 Subordinated Units outstanding on February 7, 2012.

(3)	Based on 78,876,643 Common Units and 69,076,122 Subordinated Units, pursuant to pursuant to Rule 13(d)(1)(i) promulgated under the Exchange Act, outstanding on December 31, 2011.

SCHEDULE 13G

CUSIP No. 16524K 108	Page 6 of 12 Pages

(1)	Names of reporting persons GIP-B Holding (CHK), L.P. I.R.S. Identification Number of the Above Person (entities only): 27-0920605
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware, USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 5,737,921(1)(2)
(7) Sole dispositive power 0
(8) Shared dispositive power 5,737,921(1)(2)
(9)	Aggregate amount beneficially owned by each reporting person 5,737,921(1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9)(3) 3.9%(2)
(12)	Type of reporting person (see instructions) HC; PN

(1)

Includes 4,400,496 Subordinated Units, which may be converted into Common Units on a one-for-one basis after the expiration of the subordination period (as defined in the Partnership Agreement, which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Partnership, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) promulgated under the Exchange Act.

(2)

On February 7, 2012, the Reporting Persons sold 10,497,003 Common Units in an underwritten public offering. As of the date of filing of this Schedule 13G, this Reporting Person shared voting and dispositive power with respect to 4,400,496 Subordinated Units and beneficially owned 4,400,496 Subordinated Units representing 3.0% of the class, based on 78,899,650 Common Units and 69,076,122 Subordinated Units outstanding on February 7, 2012.

(3)	Based on 78,876,643 Common Units and 69,076,122 Subordinated Units, pursuant to pursuant to Rule 13(d)(1)(i) promulgated under the Exchange Act, outstanding on December 31, 2011.

SCHEDULE 13G

CUSIP No. 16524K 108	Page 7 of 12 Pages

(1)	Names of reporting persons GIP-C Holding (CHK), L.P. I.R.S. Identification Number of the Above Person (entities only): 27-0920872
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware, USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 23,055,525(1)(2)
(7) Sole dispositive power 0
(8) Shared dispositive power 23,055,525(1)(2)
(9)	Aggregate amount beneficially owned by each reporting person 23,055,525(1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9)(3) 15.6%(2)
(12)	Type of reporting person (see instructions) HC; PN

(1)

Includes 17,681,626 Subordinated Units, which may be converted into Common Units on a one-for-one basis after the expiration of the subordination period (as defined in the Partnership Agreement, which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Partnership, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) promulgated under the Exchange Act.

(2)

On February 7, 2012, the Reporting Persons sold 10,497,003 Common Units in an underwritten public offering. As of the date of filing of this Schedule 13G, this Reporting Person shared voting and dispositive power with respect to 17,681,626 Subordinated Units and beneficially owned 17,681,626 Subordinated Units representing 11.9% of the class, based on 78,899,650 Common Units and 69,076,122 Subordinated Units outstanding on February 7, 2012.

(3)	Based on 78,876,643 Common Units and 69,076,122 Subordinated Units, pursuant to pursuant to Rule 13(d)(1)(i) promulgated under the Exchange Act, outstanding on December 31, 2011.

SCHEDULE 13G

CUSIP No. 16524K 108	Page 8 of 12 Pages

Item 1.

(a)	Name of Issuer

Chesapeake Midstream Partners, L.P.

(b)	Address of Issuer’s Principal Executive Offices

900 NW 63rd Street

Oklahoma City, Oklahoma 73118

Item 2.

(a)	Names of Persons Filing

Global Infrastructure Investors, Limited

Global Infrastructure Management, LLC

Global Infrastructure GP, L.P.

GIP-A Holding (CHK), L.P.

GIP-B Holding (CHK), L.P.

GIP-C Holding (CHK), L.P.

(b)	Addresses of Principal Business Offices or, if none, Residences

The principal business office for Global Infrastructure Investors, Limited and Global Infrastructure GP, L.P. is:

1st Floor, Les Echelons Court

Les Echelons, South Esplanade

St. Peter Port, Guernsey GY11AR

Channel Islands

The principal business office for Global Infrastructure Management, LLC, GIP-A Holding (CHK), L.P., GIP-B Holding (CHK), L.P. and GIP-C Holding (CHK), L.P. is:

12 E. 49th Street

New York, New York 10017

(c)	Citizenship

Global Infrastructure Investors, Limited is a Guernsey company.

Global Infrastructure Management, LLC is a Delaware limited liability company.

Global Infrastructure GP, L.P. is a Guernsey limited partnership.

Each of GIP-A Holding (CHK), L.P., GIP-B Holding (CHK), L.P. and GIP-C Holding (CHK), L.P. is a Delaware limited partnership.

(d)	Title of Class of Securities

Common units representing limited partner interests (“Common Units”) and subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(e)	CUSIP Number

16524K 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

SCHEDULE 13G

CUSIP No. 16524K 108	Page 9 of 12 Pages

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1.	Global Infrastructure Investors, Limited:

a.	Amount beneficially owned: 45,035,064 Common Units (including 34,538,061 Subordinated Units)

b.	Percent of class: 30.4%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or direct the vote: 45,035,064 Common Units (including 34,538,061 Subordinated Units)

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 45,035,064 Common Units (including 34,538,061 Subordinated Units)

On February 7, 2012, the Reporting Persons sold 10,497,003 Common Units in an underwritten public offering. As of the date of filing of this Schedule 13G, this Reporting Person shared voting and dispositive power with respect to 34,538,061 Subordinated Units and beneficially owned 34,538,061 Subordinated Units representing 23.3% of the class, based on 78,899,650 Common Units and 69,076,122 Subordinated Units outstanding on February 7, 2012.

2.	Global Infrastructure Management, LLC:

a.	Amount beneficially owned: 45,035,064 Common Units (including 34,538,061 Subordinated Units)

b.	Percent of class: 30.4%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or direct the vote: 45,035,064 Common Units (including 34,538,061 Subordinated Units)

iii.	Sole power to dispose or to direct the disposition of: 0

SCHEDULE 13G

CUSIP No. 16524K 108	Page 10 of 12 Pages

iv.	Shared power to dispose or to direct the disposition of: 45,035,064 Common Units (including 34,538,061 Subordinated Units)

On February 7, 2012, the Reporting Persons sold 10,497,003 Common Units in an underwritten public offering. As of the date of filing of this Schedule 13G, this Reporting Person shared voting and dispositive power with respect to 34,538,061 Subordinated Units and beneficially owned 34,538,061 Subordinated Units representing 23.3% of the class, based on 78,899,650 Common Units and 69,076,122 Subordinated Units outstanding on February 7, 2012.

3.	Global Infrastructure GP, L.P.:

a.	Amount beneficially owned: 45,035,064 Common Units (including 34,538,061 Subordinated Units)

b.	Percent of class: 30.4%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or direct the vote: 45,035,064 Common Units (including 34,538,061 Subordinated Units)

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 45,035,064 Common Units (including 34,538,061 Subordinated Units)

On February 7, 2012, the Reporting Persons sold 10,497,003 Common Units in an underwritten public offering. As of the date of filing of this Schedule 13G, this Reporting Person shared voting and dispositive power with respect to 34,538,061 Subordinated Units and beneficially owned 34,538,061 Subordinated Units representing 23.3% of the class, based on 78,899,650 Common Units and 69,076,122 Subordinated Units outstanding on February 7, 2012.

4.	GIP-A Holding (CHK), L.P.:

a.	Amount beneficially owned: 16,241,618 Common Units (including 12,455,939 Subordinated Units)

b.	Percent of class: 11.0%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or direct the vote: 16,241,618 Common Units (including 12,455,939 Subordinated Units)

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 16,241,618 Common Units (including 12,455,939 Subordinated Units)

On February 7, 2012, the Reporting Persons sold 10,497,003 Common Units in an underwritten public offering. As of the date of filing of this Schedule 13G, this Reporting Person shared voting and dispositive power with respect to 12,455,939 Subordinated Units and beneficially owned 12,455,939 Subordinated Units representing 8.4% of the class, based on 78,899,650 Common Units and 69,076,122 Subordinated Units outstanding on February 7, 2012.

5.	GIP-B Holding (CHK), L.P.:

a.	Amount beneficially owned: 5,737,921 Common Units (including 4,400,496 Subordinated Units)

b.	Percent of class: 3.9%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or direct the vote: 5,737,921 Common Units (including 4,400,496 Subordinated Units)

SCHEDULE 13G

CUSIP No. 16524K 108	Page 11 of 12 Pages

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,737,921 Common Units (including 4,400,496 Subordinated Units)

On February 7, 2012, the Reporting Persons sold 10,497,003 Common Units in an underwritten public offering. As of the date of filing of this Schedule 13G, this Reporting Person shared voting and dispositive power with respect to 4,400,496 Subordinated Units and beneficially owned 4,400,496 Subordinated Units representing 3.0% of the class, based on 78,899,650 Common Units and 69,076,122 Subordinated Units outstanding on February 7, 2012.

6.	GIP-C Holding (CHK), L.P.:

a.	Amount beneficially owned: 23,055,525 Common Units (including 17,681,626 Subordinated Units)

b.	Percent of class: 15.6%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or direct the vote: 23,055,525 Common Units (including 17,681,626 Subordinated Units)

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 23,055,525 Common Units (including 17,681,626 Subordinated Units)

On February 7, 2012, the Reporting Persons sold 10,497,003 Common Units in an underwritten public offering. As of the date of filing of this Schedule 13G, this Reporting Person shared voting and dispositive power with respect to 17,681,626 Subordinated Units and beneficially owned 17,681,626 Subordinated Units representing 11.9% of the class, based on 78,899,650 Common Units and 69,076,122 Subordinated Units outstanding on February 7, 2012.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Global Infrastructure Investors, Limited (HC;CO)

Global Infrastructure Management, LLC (HC;CO (limited liability company))

Global Infrastructure GP, L.P. (HC; PN)

GIP-A Holding (CHK), L.P. (HC; PN)

GIP-B Holding (CHK), L.P. (HC; PN)

GIP-C Holding (CHK), L.P. (HC; PN)

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SCHEDULE 13G

CUSIP No. 16524K 108	Page 12 of 12 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2012

GLOBAL INFRASTRUCTURE INVESTORS, LIMITED

By:	/s/ Matthew Harris
Name: Matthew Harris Title: Partner

GLOBAL INFRASTRUCTURE MANAGEMENT, LLC

By:	/s/ Matthew Harris
Name: Matthew Harris
Title: Partner

GLOBAL INFRASTRUCTURE GP, L.P.

By: Global Infrastructure Investors, Limited, its general partner

	By:	/s/ Matthew Harris
Name: Matthew Harris
Title: Partner

GIP-A HOLDING (CHK), L.P.

By: GIP-A Holding (CHK) GP, LLC, its general partner

	By:	/s/ Matthew Harris
Name: Matthew Harris Title: Secretary

GIP-B HOLDING (CHK), L.P.

By: GIP-B Holding (CHK) GP, LLC, its general partner

	By:	/s/ Matthew Harris
Name: Matthew Harris Title: Secretary

GIP-C HOLDING (CHK), L.P. By: GIP-C Holding (CHK) GP, LLC, its general partner

	By:	/s/ Matthew Harris
Name: Matthew Harris Title: Secretary